August 9, 2011

Ms. Celeste M. Murphy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:

Digagogo Ventures Corp.

Form 8-K/A

Filed July 21, 2011

File No. 333-166494

Dear Ms. Murphy:

Digagogo Ventures Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of July 26, 2011, pertaining to the Company’s Amended Current Report on Form 8-K/A (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on July 21, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.

The following numbered responses correspond to those numbered comments set forth in the comment letter dated July 26, 2011.

Directors and Executive Officers, page 21

Identification of Significant Employees, page 22

1.

We note your response to comment one from our letter dated July 15, 2011 and your disclosure indicating that Mr. Wight is a “licensed” mortgage broker and credit councilor.  Please identify the agencies that have licensed Mr. Wight. In addition, please clarify whether he is still employed by Dominion Lending Centers or New Concept Mortgage and revise your disclosure to address his previous employment with these entities, if applicable.  Item 401 of Regulation S-K requires disclosure of the name and principal business of any corporation or other organization in which an officer’s occupations and employment were carried on for the last five years.  If he is not employed by either entity, clarify whether his license as a mortgage broker is still valid.

RESPONSE:   On August 9, 2011, Riley Wight resigned from all positions with the Company including but not limited to, that of Vice President of Marketing & Operations.  Due to Mr. Wight’s resignation, he is no longer an employee of the Company.  We have revised the Filing to remove all references to Mr. Wight.

DIGAGOGO VENTURES CORP.

645 Griswold St., Suite 3500

Detroit, Michigan 48226-4120

In connection with the Company’s responding to the comments set forth in the July 26, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the Edgar system. Thank you for your courtesies.

Very truly yours,

DIGAGOGO VENTURES CORP.

/s/ Fernando Londe

By: Fernando Londe

Title: Chief Executive Officer

2